Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57429-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

April 26, 2006

VIA FAX AND MAIL
MAIL STOP 4561
EDGAR CORRESPONDENCE

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-4561

Attention: Mr. Paul Fischer, Staff Attorney

Dear Mr. Fischer:

INFRABLUE (US) INC. (the “Company”)
Form SB-2 Registration Statement filed December 16, 2005, as amended
SEC File No. 333-130403

Further to our recent discussions, we enclose the Company’s request for acceleration of the Form SB-2 registration to be effective 4:30 p.m. (EST) on Friday, April 28, 2006. We have included the “Tandy” language in the acceleration letter, as requested. Please advise if you require any additional information from the Company in connection with this acceleration request.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encl.